THE FOCUS GROUP
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Accountant's Review Report**

# Loosid App, LLC

Years Ended December 31, 2022 and 2021

# Loosid App, LLC

## Financial Statements

## December 31, 2022 and 2021

THE FOCUS GROUP
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Managing Members of Loosid App, LLC,

We have reviewed the accompanying financial statements of Loosid App, LLC (a Delaware limited liability company), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Loosid App, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

*The Focus Group, P.C.*

THE FOCUS GROUP PC
Philadelphia, Pennsylvania

April 1, 2023

# Table of Contents

# Loosid App, LLC
## Balance Sheets
## As of December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash | $ - | $ 53 |
| Total assets | $ - | $ 53 |
| **Liabilities and members' equity** | | |
| Long term liabilities | | |
| Advance from member | $ 2,362,903 | $ 1,721,599 |
| Total long term liabilities | 2,362,903 | 1,721,599 |
| Members' equity | | |
| Members' contributions | (505,000) | (505,000) |
| Retained earnings (accumulated deficit) | (1,857,903) | (1,216,546) |
| Total members' equity | (2,362,903) | (1,721,546) |
| Total liabilities and members' equity | $ - | $ 53 |

The accompanying notes are an integral part of these statements.

# Loosid App, LLC
## Statements of Income
## For the Years Ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| Sales | $ - | $ - |
| Cost of goods sold | 353,184 | 115,861 |
| Gross profit | (353,184) | (115,861) |
| Operating expenses | | |
| Advertising | 107,899 | 259,818 |
| Bank charges | 2,500 | - |
| Computer and internet | 110,820 | 34,019 |
| Compensation and benefits | - | 160,060 |
| Conferences | 9,462 | - |
| Dues and subscriptions | - | 17,590 |
| Marketing | 36,288 | 25,056 |
| Office expense | 7,290 | 2,301 |
| Professional fees | 8,561 | 10,774 |
| Research and development | - | 278,886 |
| Telephone | 2,380 | - |
| Travel | 2,973 | - |
| Total operating expenses | 288,173 | 788,504 |
| Net operating income | (641,357) | (904,365) |
| Other income (expenses) | | |
| PPP loan forgiveness | - | 28,749 |
| Total other income | (641,357) | (875,616) |
| Net Income | $ (641,357) | (875,616) |

The accompanying notes are an integral part of these statements.

# Loosid App. LLC
## Statement of Members' Equity
## For the Years Ended December 31, 2022 and 2021

| | Members' Equity |
|---|---|
| Balance at December 31, 2020 | $ (845,930) |
| Net Income | (875,616) |
| Balance at December 31, 2021 | $ (1,721,546) |
| Net Income | (641,357) |
| Balance at December 31, 2022 | $ (2,362,903) |

The accompanying notes are an integral part of these statements.

# Loosid App, LLC
## Statements of Cash Flows
## For the Years Ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| **Cash flows provided (used) by operating activities** | | |
| Net income | $ (641,357) | $ (875,616) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Changes in assets and liabilities: | | |
| Advance from members | 641,304 | 683,120 |
| Net cash provided by operating activities | (53) | (192,496) |
| **Cash flows provided (used) by investing activities** | | |
| **Cash flows provided (used) by financing activities** | | |
| Proceeds from PPP loan | - | (28,749) |
| Net cash used by financing activities | - | (28,749) |
| Net increase (decrease) in cash and cash equivalents | (53) | (221,245) |
| **Cash and cash equivalents** | | |
| Beginning of the year | 53 | 221,298 |
| End of the year | $ - | $ 53 |

The accompanying notes are an integral part of these statements.

**1. Organization and Nature of Business**

Loosid App, LLC (the "Company") is a Limited Liability Company organized on March 2018 under the laws of the state of Delaware with headquarters in Sunny Isles, Florida. The Company developed a digital sober community that makes dating, travel, and socializing easier for those who refrain from alcohol.

**2. Summary of Significant Accounting Policies**

**2.1 Basis of Presentation**
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

**2.2 Use of Estimates in Preparation of Financial Statements**
The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ significantly from estimates.

**2.3 Cash and Cash Equivalents**
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks, merchant banking clearing accounts, and short-term investments. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents. Accounts are guaranteed by the FDIC up to $250,000 per depositor.

**2.4 Fair Value of Financial Instruments**
Fair value is determined based on estimated future net cash flows discounted for the inherent risks associated with the assets, or other valuation techniques. Certain instruments of the Company's financial instruments, including cash, accounts payable, debt and other accrued liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Due to uncertainties in the estimation process and other factors beyond our control, it is possible that actual results could differ from those estimates and could materially affect the financial statements.

**2.5 Property and Equipment**
Property and equipment are recorded at cost less accumulated depreciation. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in the statement of operations. Expenditures for maintenance and repairs are charged to the statement of operations as incurred. Depreciation of property and equipment is computed using the straight-line method over the projected life of the item.

Property and equipment are reviewed on an ongoing basis for impairment based on comparison of carrying value against undiscounted future cash flows. If an impairment is identified, the assets carrying amounts are adjusted to fair value. There no adjustments for the years ended December 31, 2022 and 2021.

**2.6 Accounts Receivable**
Receivables include amounts due from customers arising in the normal course of business. Uncollectible amounts, if any, are written off after adequate collection efforts are made. There are no uncollectible amounts at year ending December 31, 2022 and 2021.

### 2.7 Income Taxes

The Company has analyzed tax filing positions utilized with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2022 and 2021.

## 3. Advance From Member

Advance from member represents a demand note. The note is classified as long term because the balance has no repayment schedule.

## 4. Concentration of Credit Risk and Significant Customers and Vendors

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash deposits in excess of federally insured limits and accounts receivable. On December 31, 2022 and 2021, the Company had no FDIC uninsured cash balances. The Company has not experienced any losses in such accounts. Management believes the risk of exposure from receivable is limited due to the nature and collection history of the Company's receivables.

## 5. Subsequent Events

As of April 1, 2023 there are no subsequent events which either warrant a modification of the value of the assets and liabilities or any additional disclosures for the reporting fiscal year.